 September 12, 2007

                                                                         Via fax, regular mail, and EDGAR

Ms. Sharon M. Blume
Reviewing Accountant
Securities and Exchange Commission
Division of Corporation Finance (Mail Stop 4561)
100 "F" Street N.E.
Washington, D.C. 20549

             Re: Downey Financial Corporation
                    Form 10-K for the Fiscal Year Ended December 31, 2006
                    Form 10-Q for the Fiscal Quarter Ended March 31, 2007 and June 30, 2007
                    File No. 1-13578

Ms. Blume:

This letter sets forth responses from Downey Financial Corp. (DFC) to comments in your letter dated August 28, 2007. Our responses are keyed to the comments in your letter.

  SEC comment: We note you classify proceeds from sale of mortgage-backed securities (resulting from the securitization of loans held-for-sale) as operating cash flows. We also note you carry the mortgage-backed securities as available-for-sale at fair value. Please tell us why you believe cash flows related to the sales of these securities are more appropriately classified as operating, rather than investing cash flows. Refer to paragraph 15 of SFAS 95.

  DFC response: The mortgage-backed securities (MBS) on DFC’s Consolidated Balance Sheet represent a single security purchased by DFC in March 1991; it does not represent MBS retained in securitization transactions. Proceeds from principal payments on this single security are reflected in “Principal payments on loans held for investment and mortgage-backed securities available for sale” within cash flows from investing activities in DFC’s Consolidated Statements of Cash Flows in accordance with SFAS 95.

  Regarding proceeds from the sale of loans sold as an MBS, we believe these proceeds are reflected correctly as cash flows from operating activities. under SFAS 95 and SFAS 102. These cash flows relate to sales of loans held for sale whereby DFC securitizes and sells loans in the capital markets as one integrated transaction. Specifically, these transactions typically involve creation of MBS by a government sponsored entity (GSE) from loans sold by, and delivered by, DFC to the GSE. While the GSE is obligated to provide DFC

Page 1 of 3

  with the MBS in exchange for the sold loans, the GSE typically fulfills this commitment through delivery of the MBS directly to the third-party purchaser based on a forward sales commitment by DFC. The sales of both the loans and MBS are settled typically on a same-day basis such that DFC does not retain the MBS.

  SEC comment: We note your disclosure on page 5 that you may exchange loans you originate for sale with government-sponsored agencies for mortgage backed securities collateralized by these loans and that you carry the mortgage-backed securities as available-for-sale at fair value. We also note the securities are sold to a third party, usually the same day of the exchange. Paragraph 6 of SFAS 65 requires a mortgage banking enterprise to classify as trading any retained mortgage-backed securities that it commits to sell before or during the securitization process. Please tell us how your policy complies with the applicable accounting guidance.

  DFC response: As previously noted, the MBS caption on DFC’s Consolidated Balance Sheet does not represent MBS retained in the securitization process. Rather, this caption represents a discreet investment security purchased for investment purposes, which is accounted for and presented in DFC’s Consolidated Balance Sheet in accordance with SFAS 115, with cash flows included in investing activities in DFC’s Consolidated Statement of Cash Flows.

  With regard to the disclosure on page 5, we wish to clarify that in all securitization transactions occurring during the periods included in our Form 10-K, the securitization and sale of the loans occurred on the same day, thereby making the disclosure on page 5 more theoretical than descriptive of actual accounting. However, management had maintained this disclosure to allow readers to understand management’s accounting in the event this situation occurred in the future. To address the comment by SEC staff and to better clarify DFC’s accounting for this situation, we intend to modify the disclosure in DFC’s future filings as follows:

  “During the [years ended December 31, 2006, 2005, and 2004], all loans securitized by the Company were sold to third parties concurrent with the securitization process. However, in the future based on market conditions, we may exchange loans we originate for sale with government-sponsored agencies for mortgage-backed securities collateralized by these loans and retain these securities for a period of time prior to selling the securities in the capital markets. In this event, we will not record a gain or loss on the exchange on the date of securitization. However, during the period we retain the securities, we will carry the mortgage-backed securities as trading securities in our Consolidated Balance Sheet with changes in fair value included in our Consolidated Statement of Income in accordance with U.S. GAAP.”
Page 2 of 3

  SEC comment: Please tell us and revise your future filings to disclose your accounting policy as it relates to transfers from loans held for sale to loans held for investment.

  DFC response: Loans are transferred from held for sale to held for investment at the lower of cost or fair value. If there is an adjustment due to a decline in fair value, the loss is recorded in current earnings within the category of gains on sales of loans at the time of transfer. DFC’s future filings will be revised to include this accounting policy.

  SEC comment: In future filings, please exclude the words “annual” and “quarterly” from paragraphs 2, 3 and 4 of your certifications and reference only the “report” on Form 10-K or Form 10Q. The certifications should be in the exact form as set forth in Item 601 (b) (31) of Regulation S-X, except as otherwise indicated in Commission Statements or staff interpretations.

  DFC response: In future filings, DFC will exclude the words “annual” and “quarterly” from paragraphs 2, 3 and 4 of our certifications and reference only the “report” on Form 10-K and Form 10Q. The certifications will be in the exact form as set forth in Item 601 (b) (31) of Regulation S-X, except as otherwise indicated in Commission Statements or staff interpretations.

In connection with our responses above, we acknowledge:

  DFC is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to comments from SEC staff do not foreclose the SEC from taking any action with respect to the filing; and
  DFC may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions regarding DFC’s responses, feel free to contact me at (949) 509-4420.

Sincerely,

/s/ Brian E. Côté
Brian E. Côté
Executive Vice President & CFO

cc: Dave Irving, Staff Accountant, Securities and Exchange Commission
     Dan Rosenthal, President & CEO, Downey Financial Corp.
     Tom Prince, Executive Vice President & COO, Downey Financial Corp.
     Jon MacDonald, Executive Vice President & General Counsel, Downey Financial Corp.
     KPMG (Marc Macauley, Pat Kinesella, Russ Dysart)

Page 3 of 3